UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 408th MEETING OF THE BOARD OF DIRECTORS

HELD ON APRIL 17th, 2020

1.         DATE, TIME AND PLACE: At 03:00 p.m., on April 17th, 2020, at the headquarters of the Company, located at Jorge de Figueiredo Correa Street, 1632 - parte - Jardim Professora Tarcília, ZIP code 13087-397, in the City of Campinas, State of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 3rd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE: All the members of the Board of Directors (“Board”), pursuant to Paragraph 7th, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i) To acknowledge Mr. FERNANDO MANO DA SILVA’s resignation from the positions of: (a) Chief Executive Officer and of Board of Director member of CPFL Energias Renováveis S.A. (“CPFL Renováveis”); (b) interim Institutional Relation Officer, New Business Officer and Operation and Maintenance Officer of CPFL Renováveis; (c) Chief Executive Officer of CPFL Renováveis’ subsidiary companies; (d) Board of Director member of the following companies Companhia Energética Rio das Antas (“CERAN”), Campos Novos Energia S.A.  (“ENERCAN”), Energética Barra Grande S.A. (“BAESA”), Foz do Chapecó Energia S.A. (“FOZ DO CHAPECÓ”) and Chapecoense Geração S.A. (“CHAPECOENSE”). All the resignations were presented with effects from 00:00 of April 24th, 2020.

(ii) To approve the appointment by the Chief Executive Officer of CPFL Energia S.A. (“CPFL Energia”) as well as recommend the favorable vote to its representatives on the deliberative bodies of the below mentioned subsidiaries in order to appoint and/or elect them, as follows:

(a) Mr. FUTAO HUANG, to be elected to occupy the positions of Chief Executive Officer (CEO), Institutional Relations Officer and New Business Officer of CPFL Renováveis and the position of Chief Executive Officer (CEO) in all its subsidiaries to serve a term from 00:00 of April 24th, 2020, until the first ordinary meeting of the Board of Directors to be held after the 2021 Annual General Meeting of CPFL Renováveis;

(b) Mr. FLÁVIO MARTINS RIBEIRO, to be elected as the Operation and Maintenance Officer of CPFL Renováveis, to serve a term from 00:00 of April 24th, 2020, until the first ordinary meeting of the Board of Directors to be held after the 2021 Annual General Meeting of the CPFL Renováveis;

(c) Mr. EDUARDO DOS SANTOS SOARES to be elected as effective member and Mr. BRUNO AUGUSTO ROVEA as his alternate member in CPFL Renováveis Board of Directors by the 2020 Annual General Meeting of CPFL Renováveis, to serve a term from their investiture until 2021 Annual General Meeting of the CPFL Renováveis; and

(d) Mr. RODOLFO COLI DA CUNHA to be elected as effective member and Mrs. MAYARA ANGOLINI GROPPO as his alternate member in the Board of Directors as follows:

(d.i) of CERAN to serve a term from their investiture until 2021 Annual General Meeting;

(d.ii) ENERCAN to serve a term from their investiture until 2021 Annual General Meeting;

(d.iii) BAESA to serve a term from their investiture until 2022 Annual General Meeting;

(d.iv) FOZ DO CHAPECÓ to serve a term from their investiture until 2022 Annual General Meeting; and

(d.v) CHAPECOENSE to serve a term from their investiture until 2022 Annual General Meeting.

(iii) To recommend, in terms of the Board of Executive Officers’ Resolution No. 2020089-C, the favorable vote to its representatives on the deliberative bodies of its controlled companies, CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Planalto Ltda. (“CPFL Planalto”), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”), Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”) and CPFL Brasil Varejista S.A. (“CPFL Brasil Varejista”), altogether “CPFL’s Trading Companies”, to approve the renewal of the power purchase and sales amount limit.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors’ Meetings Book.

Campinas, April 17th, 2020.

Bo Wen

(Chairman)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.